Notice to the Oslo Stock Exchange

ORKLA

07021072

P.O.Box 423 Skøyen, N-(
Telephone: +47-22 54
Telefax: +47-22 54
www.orkla.com

SUPPL

Increased exposure to the solar industry

Not to be released or distributed in, into or from the United States, Australia, Canada or Japan.

Orkla has today on 5 February 2007 entered into the following transactions:

- Orkla has acquired 12.48 % in Renewable Energy Corporation ASA (REC) from Good Energies Investment (GEI)
- Orkla has granted Q-Cells AG a financial downside protection (put options)
- Q-Cells has granted Orkla right of first refusal if Q-Cells sells REC shares
- A metal contract to sell solar grade silicon from Elkem Solar to Q-Cells

PROCESSED
FEB 16 2007
THOMSON FINANCIAL

Orkla has today acquired 61,684,035 shares in REC from GEI, representing approx. 12.48% of the outstanding shares in REC, at a price of NOK 105 per share. Orkla's total holdings in REC after this transaction are 197,619,335 shares, representing 39.99 % of the shares in REC.

GEI has further more sold 88 456 767 shares in REC to Q-Cells, representing approx 17.9 % of the shares in REC. Orkla has granted Q-Cells rights to sell (put options) up to 78,573,329 shares in REC, equivalent to approx. 15.9 % of the outstanding shares in REC.

GEI will in due course sell its remaining 19,661,098 shares in REC, representing approx 4% of the shares. Orkla has an economic interest in the outcome of the sale depending on the obtained sale price.

In addition, Elkem Solar has signed a long term supply contract with Q-Cells to deliver significant quantities of solar grade silicon up to 2018.

All of the above transactions are conditional upon Q-Cells having registered the share capital increase required in connection with its purchase of REC shares from GEI.

"Orkla is pleased to have increased its holding in REC. Orkla believes the solar industry has an interesting growth potential and has confidence in REC's ability to create value in this industry based on its strong market position, technological know-how and professional management.

dlw 2/16

Orkla has no intention of increasing its holding in REC beyond the 39.99 %. Orkla is supportive of REC's strategy.

To realise its growth potential, we believe it is important for REC to have access to the capital market and continue as a publicly quoted company. Orkla as a long term industrial owner will support REC's continued growth and internationalisation," says EVP Speciality Materials Ole Enger.

Orkla will pay the acquisition price for the shares in cash through available funds and credit facilities.

The put-options granted by Orkla to Q-Cells may be summarised as follows:

> 29,403,227 shares in REC, equivalent to approximately 5.95 % of the current share capital, can be put on Orkla or a third party nominated by Orkla at NOK 90 per share. The option can be exercised after 1 year and no later than 3 years from today's date. Orkla has the right to defer Q-Cells's right of exercise up to a date falling no later than approx. 3.5 years from today's date.
>
> 29 403 227 additional shares, equivalent to approximately 5.95 % of the current share capital, can be put on Orkla or a third party nominated by Orkla at NOK 90 per share. The option can be exercised after 2 years and no later than 3 years from today's date. Orkla has the right to defer Q-Cells's right to exercise up to a date falling no later than approximately 4 years from today's date.
>
> 19 766 875 additional shares, equivalent to approximately 4% of the current share capital, can be put on Orkla or a third party nominated by Orkla at NOK 70 per share. The option can be exercised after 1 year and no later than 2 years from today's date. Orkla has the right to defer Q-Cells's right to exercise by up to 180 days. With regard to these 4 % there is also an up-side sharing mechanism should Q-Cells sell the shares above a certain price level prior to expiry of the put option.
>
> The put options may be reduced or cancelled by Orkla if Q-Cells sells REC shares in the market or Orkla can present Q-Cells for a buyer above a specified price level and Q-Cells elects not to accept such an offer. If for the duration of the put options Q-Cells intend to sell shares in REC, it will permit Orkla the opportunity to match the price offered to it.

Elkem Solar has entered into a long term supply contract with Q-Cells to supply solar grade silicon. The agreement is at market terms. The volumes under the contracts relate to the remaining capacity at the 5,000 tons solar grade plant being built in Kristiansand until 2012. After 2012 until 2018 Elkem Solar will sell 2,400 tons annually to Q-Cells. In addition Q-Cells will have the option to buy additional 1,600 tons in 2010 and 5,000 tons annually from 2011 to 2018 depending on Elkem Solar expanding its production capacity.

"Elkem Solar is pleased to have signed a long term agreement to sell solar grade silicon to Q-Cells, which is a world leading company in the solar industry. This agreement secures deliveries for the remaining production capacity of Elkem Solar's new plant being built in Kristiansand," says Managing Director in Elkem John G. Thuestad.

Orkla will give a presentation for the financial market and the press at Orkla, Skøyen today at 12:00 noon CET. This presentation will be webcasted live on our homepage www.orkla.com.

Orkla ASA,
Oslo 5 February 2007

Contacts:
Dag J. Opedal, CEO Orkla, Tel: +47 2254 4548 (available at and after the presentation)
Ole Enger, EVP Speciality Materials, +47 22544545 (available at and after the presentation)
Rune Helland, SVP Investor Relations, Tel: +47 2254 4411
Ole Kristian Lunde, SVP Corporate Communication, Tel: +47 22 54 44 31

This announcement may not be distributed, directly or indirectly, in or into the United States, Australia, Canada or Japan. This announcement does not constitute or form part of an offer to sell or issue, or any solicitation of an offer to buy or subscribe for, any securities referred to herein. The offer and sale of the securities and distribution of this announcement and other information in connection with the offer and sale of the securities in certain jurisdictions may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

The shares in Renewable Energy Corporation ASA (the "securities") mentioned herein have not been, and will not be, registered under the US Securities Act of 1933 (the "Securities Act"), and may not be offered or sold in the United States (as such term is defined in Regulation S under the Securities Act) except pursuant to an exemption from registration. No public offer of the securities is being made in the United States.

END